                                                                 EXHIBIT 99 (i)




Audited Consolidated Financial Statements

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

As of December 31, 1994 and 1993





Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . 1
Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . 2
Consolidated Statements of Income . . . . . . . . . . . . . . . . . . . . . . 4
Consolidated Statements of Stockholder's Equity . . . . . . . . . . . . . . . 5
Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . 6
Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Board of Directors of
The North American Coal Corporation:




We have audited the accompanying consolidated balance sheets of The North American Coal Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The North American Coal Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                                       Arthur Andersen LLP

Dallas, Texas,
February 9, 1995

                      THIS PAGE INTENTIONALLY LEFT BLANK

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 1994 and 1993

(Amounts in Thousands)

                                                         1994        1993
                                                       --------    --------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                           $  5,562    $  6,157
   Note receivable from parent Company                   22,709      36,459
   Accounts receivable                                   23,801      21,281
   Inventories                                           27,211      23,813
   Other current assets                                   2,052       3,144
                                                       --------    --------
                                                         81,335      90,854

OTHER ASSETS:
   Notes receivable                                       3,790       4,343
   Costs recoverable under sales contracts                6,945       8,435
   Other investments and receivables                     13,715      12,225
                                                       --------    --------
                                                         24,450      25,003


   Coal lands and real estate                            68,527      67,889
   Plant and equipment                                  422,061     414,305
   Construction in progress                               2,737       3,972
                                                       --------    --------
                                                        493,325     486,166

   Less allowance for depreciation, depletion
      and amortization                                 (192,307)   (168,827)
                                                       --------    --------
                                                        301,018     317,339
DEFERRED CHARGES:
   Deferred financing costs                               6,672       7,325
   Prepaid royalties                                      5,943       5,521
   Deferred lease costs                                  33,154      31,198
   Deferred leasehold costs                               6,812       3,255
   Other                                                  1,913           -
                                                       --------    --------
                                                         54,494      47,299
                                                       --------    --------
                                                       $461,297    $480,495
                                                       ========    ========


The accompanying notes are an integral part of these statements.

                                                             1994        1993
LIABILITIES AND STOCKHOLDER'S EQUITY                       --------    --------
CURRENT LIABILITIES:
   Accounts payable                                        $ 10,461    $  9,673
   Payable to affiliated companies                            3,887       1,576
   Accrued liabilities                                       21,580      22,874
   Revolving credit agreements                               15,000      16,000
   Current maturities of long-term obligations               17,841      16,060
                                                           --------    --------
                                                             68,769      66,183

NON-CURRENT LIABILITIES:
   Advances from customers                                  135,973     133,347
   Deferred income taxes                                     17,896      18,092
   Pension compensation and other accrued liabilities        22,140      17,455
                                                           --------    --------
                                                            176,009     168,894

LONG-TERM OBLIGATIONS:
   Subsidiaries' liabilities--(not guaranteed by the
   Company or the parent Company):
      Notes payable                                          55,967      60,430
      Notes payable to affiliated company                       145         406
      Capitalized lease obligations                         140,091     145,126
                                                           --------    --------
                                                            196,203     205,962


MINORITY INTEREST                                             5,191       5,694

STOCKHOLDER'S EQUITY:
   Common Stock, par value $1 a share:
      Authorized 750 shares; issued and
      outstanding 500 shares                                      1           1
   Capital in excess of par value                            15,124      32,390
   Retained income                                                -       1,371
                                                           --------    --------
                                                             15,125      33,762
                                                           --------    --------
                                                           $461,297    $480,495
                                                           ========    ========

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

As of December 31, 1994 and 1993

(Amounts in Thousands)


                                                                1994      1993
                                                              --------  --------
TONS OF COAL SOLD                                               27,183    26,538
                                                              ========  ========

INCOME:
   Net sales                                                  $239,391  $225,770
   Royalties, rental and other operating income                 10,788     6,532
   Interest, gain on sale of assets and miscellaneous income     4,312     2,325
                                                              --------  --------
                                                               254,491   234,627


COSTS AND EXPENSES:
   Cost of sales                                               161,814   150,416
   Depreciation, depletion and amortization                     30,856    29,397
   Selling, administrative and general expenses                  9,560     8,837
   Interest expense of subsidiaries                             19,321    18,761
                                                              --------  --------
                                                               221,551   207,411
                                                              --------  --------

       Income before income taxes and minority interest         32,940    27,216


INCOME TAXES:
   Current                                                       9,690     7,495
   Deferred                                                       (209)    2,363
                                                              --------  --------
                                                                 9,481     9,858


Minority interest in income of consolidated subsidiary           2,484     1,326
                                                              --------  --------
       Net Income                                             $ 20,975  $ 16,032
                                                              ========  ========





The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

For the Years Ended December 31, 1994 and 1993

(Amounts in Thousands)





                                          Capital In   Retained
                                Common    Excess of     Income
                                 Stock    Par Value    (Deficit)     Total
                               --------   ----------   ---------   ---------
Balance at January 1, 1993     $      1   $   32,390   $   6,910   $  39,301

Net income                            -            -      16,032      16,032

Cash dividends                        -            -     (21,571)    (21,571)
                               --------   ----------   ---------   ---------

Balance at December 31, 1993   $      1   $   32,390   $   1,371   $  33,762

Net Income                            -            -      20,975      20,975

Cash dividends                        -      (20,654)    (22,346)    (43,000)

Contribution from affiliate           -        3,388           -       3,388
                               --------   ----------   ---------   ---------

Balance at December 31, 1994   $      1   $   15,124   $       -   $  15,125
                               ========   ==========   =========   =========





The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1994 and 1993
(Amounts in Thousands)

OPERATING ACTIVITIES:                                                1994       1993
                                                                   --------   --------
   Net income                                                      $ 20,975   $ 16,032

   Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation, depletion and amortization                         30,856     29,397
    Gain on sale of assets                                             (136)      (133)
    Costs recovered under sales contracts                             1,490      1,507
    Deferred lease costs                                             (1,956)    (2,830)
    Deferred leasehold costs                                         (3,557)    (3,255)
    Development revenue receivable                                      549        567
    Deferred income taxes                                              (209)     2,363
    Pensions and other accruals                                       3,918      1,885
    Prepaid royalties                                                  (539)      (371)
    Deferred financing costs                                            657        607
                                                                   --------   --------
                                                                     52,048     45,769
   Working capital changes:
    Increase in accounts receivable and other assets                 (3,567)    (1,632)
    Increase in inventories                                          (3,398)    (2,927)
    Increase (decrease) in accounts payable and other liabilities     1,809     (2,747)
                                                                   --------   --------
                                                                     (5,156)    (7,306)
                                                                   --------   --------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                      46,892     38,463

INVESTING ACTIVITIES:
   Expenditures for property, plant and equipment                   (12,136)   (24,011)
   Proceeds from property disposals                                   2,804     21,640
   Additions to (repayment of) note receivable from parent
     Company, net                                                    17,138    (18,466)
   Reduction in notes receivable                                      1,412      4,664
   Other - net                                                       (2,385)        21
                                                                   --------   --------
      NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                6,833    (16,152)

FINANCING ACTIVITIES:
   Additions to lines of credit, net                                    305      7,482
   Additions to (repayment of) advances from customers, net           2,626     (7,208)
   Additions to long-term obligations                                53,768     51,517
   Repayment of long-term obligations                               (68,019)   (60,283)
   Cash dividends                                                   (43,000)   (21,571)
                                                                   --------   --------
      NET CASH USED BY FINANCING ACTIVITIES                         (54,320)   (30,063)
                                                                   --------   --------
DECREASE IN CASH AND CASH EQUIVALENTS                                  (595)    (7,752)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        6,157     13,909
                                                                   --------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           $  5,562   $  6,157
                                                                   ========   ========

The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1994 and 1993

NOTE A--ORGANIZATION

The North American Coal Corporation ("Company") is a wholly-owned subsidiary of NACCO Industries, Inc. ("parent Company"). The Company is the owner of The Coteau Properties Company ("Coteau"), The Falkirk Mining Company ("Falkirk"), The Sabine Mining Company ("Sabine"), Red River Mining Company, its joint venture, ("Red River Mining"), and North American Coal Royalty Company.

Three of the Company's consolidated coal mining subsidiaries (surface mines) were organized to assume sales agreements with public utilities. All of the coal of these subsidiaries is sold to these public utilities pursuant to long-term contracts that extend up to 20 years with extensions at the buyer's option. The sales prices provided by such contracts are based on cost plus a profit per ton.

In December 1994, the Company recorded a contribution from a subsidiary of the parent Company. This contribution represented royalty revenue received in prior years by the subsidiary on a mine previously held by the Company. The contribution was funded by a note receivable from the parent Company.


NOTE B--ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its joint venture. Intercompany accounts have been eliminated.

Cash and Cash Equivalents: Cash equivalents are investments purchased with an original maturity of three months or less.

Inventories:  Inventories are stated at the lower of cost or market.

Costs Recoverable Under Sales Contracts: The coal sales agreements ("Agreements") of three subsidiaries provided for selling prices which allowed a profit during the defined development period of the mines. Production costs incurred during the development period in excess of the established selling price, as set forth in the Agreements, were deferred and are being recovered as a cost of coal tonnage sold after the development period. Recoveries of these costs amounted to approximately $1,490,000 and $1,507,000 in 1994 and 1993, respectively, and are included in net sales in the accompanying consolidated statements of income.

Depreciation, Depletion and Amortization: Depreciation, depletion and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated range of useful lives and are calculated by the following methods: equipment and certain mine plant--straight-line method; remaining mine plant, coal lands and related leaseholds--units-of-production method based on estimated recoverable tonnage.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1994 and 1993



NOTE B--ACCOUNTING POLICIES--continued

Reclamation Costs: Under certain federal and state regulations, the Company's subsidiaries are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the term of the related Agreements. Current reclamation costs are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are reimbursed under the Agreements.

Prior Year Financial Statements: Certain reclassifications have been made to the 1993 financial statements to conform to the 1994 presentation.

Financial Instruments and Derivative Financial Instruments: The fair values of financial instruments have been determined through information obtained from quoted market sources and management estimates. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

The Company enters into interest rate swap agreements and interest rate cap agreements with terms ranging from two to four years. The differential between the floating interest rate and the fixed interest rate which is to be paid or received is recognized in interest expense as the floating interest rate changes over the life of the agreement.


NOTE C--ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows (in thousands):

                                                          December 31,
                                                      --------------------
                                                        1994        1993
                                                      --------    --------
   Accounts receivable                                $ 17,799    $ 15,568
   Accounts receivable from affiliated companies         5,520       5,617
   Refundable income taxes                                 482          96
                                                      --------    --------
                                                      $ 23,801    $ 21,281
                                                      ========    ========

NOTE D--INVENTORIES

Inventories are summarized as follows (in thousands):

                                                          December 31,
                                                      --------------------
                                                        1994        1993
                                                      --------    --------
   Coal                                               $  8,404    $  7,619
   Mining supplies                                      18,807      16,194
                                                      --------    --------
                                                      $ 27,211    $ 23,813
                                                      ========    ========

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1994 and 1993


NOTE E--ADVANCES FROM CUSTOMERS

Advances from customers represent amounts advanced to Coteau and Falkirk from public utilities to develop, operate and provide working capital for the mines. These advances are without recourse to the Company and the parent Company. These advances are non-interest bearing and are secured by all owned assets and assignment of all rights under the Agreements of Coteau and Falkirk. No repayment schedules for these advances have been established due to the funding agreements with the customers of Coteau and Falkirk. Payments estimated to be made in 1995 of $8,535,000 are included in accrued liabilities in the accompanying balance sheets.


NOTE F--NOTES PAYABLE

The promissory notes represent borrowings which the public utility arranged for Sabine. The note payable at Coteau represents financing for leaseholds on coal lands received from an affiliate of Coteau's buyer. Neither the Company nor the parent Company have guaranteed these borrowings. Notes payable, less current maturities, consist of the following (in thousands):

                                                              December 31,
                                                          --------------------
                                                            1994        1993
   THE SABINE MINING COMPANY                              --------    --------
   Promissory notes with an average interest
      rate of 4.385% in 1994, guaranteed by a $9.25
      million irrevocable letter of credit issued by a
      bank pursuant to a credit agreement with banks
      which expires February 15, 1997.  Under the
      terms of such agreement, substantially all
      assets of Sabine are pledged and all rights
      under a mining agreement are assigned.              $  1,250    $  4,550

   Promissory note payable to a bank under an
      agreement providing for borrowings up to
      $20 million.  Interest is based on the bank's
      daily cost of funds plus .45% (average
      interest rate of 4.7216% for 1994).                   11,610      10,365

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1994 and 1993


NOTE F--NOTES PAYABLE--continued

                                                                 December 31,
                                                              ------------------
                                                                1994      1993
                                                              --------  --------
   Secured note payable due June 1, 2001, with a
      fixed interest rate of 8.65% per annum on the
      unpaid balance.  Under the terms of such
      agreement, substantially all assets of Sabine are
      pledged and all rights under a mining agreement
      are assigned.                                              5,500     6,500

   THE COTEAU PROPERTIES COMPANY

   Mortgage note to an affiliate of Coteau's customer with
      an interest rate of 10.94%.  The note requires a
      minimum payment of $19,700,000 before 1998 and
      other minimum payments due in various years up to
      2013 with final payment by 2019.  Payments are
      based upon coal mined from the lands covered by
      the mortgage note.                                        37,297    38,466

   Other                                                           310       549
                                                              --------  --------
                                                              $ 55,967  $ 60,430
                                                              ========  ========


Note maturities for the next five years, including current maturities, are as follows (in thousands):
      1995                                      $    8,288
      1996                                           4,393
      1997                                           1,915
      1998                                           3,205
      1999                                           3,148
      Thereafter                                    43,306
                                                ----------
                                                $   64,255
                                                ==========



Commitment fees paid to banks were approximately $55,000 and $82,000 in 1994 and 1993, respectively and are included in interest expense in the accompanying consolidated statements of income.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1994 and 1993


NOTE G--REVOLVING CREDIT AGREEMENT

During 1994, the Company had a revolving credit agreement which is summarized as follows:
    Amount of revolving credit agreement                   $50,000,000
    Amount available at December 31, 1994                  $35,000,000


    Stated interest rate                                 LIBOR +.4375%

    Average interest rate during 1994                           4.819%

    Commitment and facility fee                         .25% per annum

    Expiration date (with annual renewal option)    September 27, 1997


The Company enters into interest rate swap agreements which allows the Company to enter into long-term credit arrangements that have performance based, floating rates of interest and then swap them into fixed rates as opposed to entering into higher cost fixed-rate credit arrangements. These agreements are with major commercial banks; therefore, the risk of credit loss from nonperformance by the banks is minimal. The Company evaluates its exposure to floating rate debt on an ongoing basis. The following table summarizes the notional amounts and related rates on interest rate swap agreements and interest rate cap agreements outstanding at December 31, 1994:

                         Notional             Variable
                          Amount                Rate             Fixed Rate
                        ----------            --------           ----------
      Swaps             14,000,000             6.017%              6.642%
      Cap                3,000,000             6.125%              4.000%



NOTE H--POSTRETIREMENT PLANS

The Company and its affiliates, representing the mining operations of the parent Company, sponsor defined benefit pension plans which cover substantially all salaried employees of the Company and its subsidiaries. Benefits under the plans are based on years of service and average compensation during certain periods. The Company's funding policy is to contribute within the range allowed by the applicable regulations. Plan assets are primarily listed stocks and U.S. bonds.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1994 and 1993


NOTE H--POSTRETIREMENT PLANS--continued

The following is a detail of net periodic pension expense for all mining operations of the parent Company (in thousands):

                                                                December 31,
                                                            -------------------
                                                              1994      1993
                                                            --------   --------
      Service cost                                          $  2,440   $  2,132

      Interest cost on projected benefit obligation            2,528      2,182

      Actual return on plan assets                               638     (1,792)

      Net amortization and deferral                           (2,886)      (312)
                                                            --------   --------
      Net periodic pension expense                          $  2,720   $  2,210
                                                            ========   ========

The following sets forth the funded status of the plans (in thousands):

   Actuarial present value of benefit obligation:


                                                                December 31,
                                                            -------------------
                                                              1994       1993
                                                            --------   --------
      Vested accumulated benefit obligation                 $ 12,816   $ 12,460

      Nonvested accumulated benefit obligation                 1,509      1,464
                                                            --------   --------
      Total accumulated benefit obligation                    14,325     13,924

      Value of future salary projections                      13,306     16,937
                                                            --------   --------
      Total projected benefit obligation                      27,631     30,861


   Fair value of plan assets                                  22,915     23,320
                                                            --------   --------
   Projected benefit obligation in excess of plan assets      (4,716)    (7,541)

   Amounts not recognized:

      Unrecognized net transition asset                       (1,005)    (1,173)

      Unrecognized net gain                                  (10,430)    (4,350)

      Prior service cost                                         762        822
                                                            --------   --------
      Pension obligation recognized                         $(15,389)  $(12,242)
                                                            ========   ========

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1994 and 1993


NOTE H--POSTRETIREMENT PLANS--continue

Assumptions used in accounting for the defined benefit plans:

                                                         December 31,
                                                    --------------------
                                                      1994        1993
                                                    --------    --------
      Weighted average discount rates               8.50%       7.50%

      Rate of increase in compensation levels       5.50%       6.00%

      Expected long-term rate of return on assets   9.00%       9.00%

The Company and its subsidiaries participate in a defined contribution plan sponsored by the Company which covers substantially all salaried employees. The plan provides for employee contributions to be matched, by the respective company, up to a limit of 5% of the employee's salary. Company contributions to the plan were approximately $2,387,000 and $2,345,000 in 1994 and 1993, respectively.


NOTE I--OTHER RETIREMENT BENEFIT PLANS

The Company has adopted Statement of Financial Accounting Standards No. 106 (SFAS 106) "Accounting for Postretirement Benefits Other Than Pensions". In accordance with SFAS 106, the expected cost of retirement benefits other than pensions is charged to expense during the years that the employees render service. Under the provisions of the Agreements of three subsidiaries, costs will be recovered as a cost of coal tonnage sold. These amounts have no material effect on net income.

Because SFAS 106 is not material to the Company's results of operations and financial condition, the detailed disclosures required by SFAS 106 have not been presented.

Coteau and Sabine established Voluntary Employees' Beneficiary Association
(VEBA) trusts in 1993 to provide for such future retirement benefits. Coteau and Sabine made cash contributions of $496,000 to the VEBA trusts during 1994. Coteau and Sabine have requested, but have not yet received, a determination letter from the Internal Revenue Service (IRS) regarding recognition of the tax-exempt status of each of the VEBA trusts. Contributions made to an IRS approved VEBA trust are irrevocable and must be used for employee benefits.


NOTE J--COMMITMENTS

Certain mining equipment leased by Coteau, Falkirk, and Sabine and certain office and other equipment leased by the Company are capitalized for financial statement purposes. The parent Company is not obligated under capital or operating lease agreements of the Company. Under the provisions of the Agreements, the customer is required to pay, as part of the cost of coal purchased, an amount equal to the annual lease payments. For mining equipment, interest expense and amortization in excess of annual lease payments are deferred and are recognized in years when annual lease payments exceed interest expense and amortization.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1994 and 1993



NOTE J--COMMITMENTS--continued

Interest paid on notes and capitalized lease obligations amounted to approximately $18,949,000 and $18,480,000 in 1994 and 1993, respectively.

Assets recorded under capitalized lease obligations are included with property, plant and equipment and consist of the following (in thousands):

                                                December 31,
                                            -------------------
                                              1994       1993
                                            --------   --------
   Plant and equipment                      $188,149   $187,006

   Accumulated amortization                  (71,655)   (63,711)
                                            --------   --------
                                            $116,494   $123,295
                                            ========   ========


Capitalized lease obligations are renewable for additional periods at terms based upon fair market value of the leased items at the renewal dates.

During 1994 and 1993, subsidiaries of the Company incurred capitalized lease obligations of approximately $5,157,000 and $22,429,000, respectively, in connection with lease agreements to acquire plant and equipment.

Future minimum lease payments as of December 31, 1994 for all capitalized lease obligations are as follows (in thousands):

     1995                                          $  20,666

     1996                                             19,619

     1997                                             18,765

     1998                                             18,042

     1999                                             17,706

     Thereafter                                      150,312
                                                   ---------
     Total minimum lease payments                    245,110

     Amounts representing interest                   (95,466)
                                                   ---------
     Present value of net minimum lease payments     149,644

     Current maturities                               (9,553)
                                                   ---------
                                                   $ 140,091
                                                   =========

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1994 and 1993


NOTE J--COMMITMENTS--continued

The Company is committed under non-cancelable operating leases, with minimum lease payments as of December 31, 1994 as follows (in thousands):

     1995                        $        989

     1996                                 794

     1997                                 790

     1998                                 672

     1999                                 138

     Thereafter                            -
                                 ------------
                                 $      3,383
                                 ============


Rental expenses for all operating leases amounted to approximately $1,168,000 and $1,133,000 during 1994 and 1993, respectively.

At December 31, 1994, the unexpended portion of capital expenditures authorized by the respective boards of directors, and customers where required, of the Company and its subsidiaries approximated $49,052,000 of which $46,741,000 is being financed under the arrangements with public utilities served by the subsidiaries.


NOTE K--INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires, among other things, the measurement of deferred tax assets or liabilities based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefit is based on the changes in the assets or liabilities from period to period.

The Company and its subsidiaries are included in the consolidated federal income tax return filed by the parent Company. The Company and each of its subsidiaries entered into a tax-sharing agreement with the parent Company under which federal income taxes are computed by the Company and each of its subsidiaries on a separate return basis. The current portion of such tax is paid to the parent Company. During 1994 and 1993, the federal and state income taxes paid by the Company were approximately $7,099,000 and $7,555,000, respectively.

The Company's effective tax rate differs from the federal statutory rate primarily due to state income taxes and percentage depletion.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1994 and 1993


NOTE K--INCOME TAXES--continued

For state income tax purposes (computed on a separate return basis), a certain subsidiary has operating loss carryforward of approximately $1,142,000 which expires in 2006 through 2007.

Provision (benefit) for income taxes consists of the following (in thousands):

                                             Year Ended December 31,
                                             -----------------------
                                                1994         1993
                                             ----------   ----------
Federal                                      $    9,609   $    6,609
State                                                81          886
                                             ----------   ----------
  Total current tax expense                  $    9,690        7,495
                                             ==========   ==========

Federal                                      $     (237)  $    1,758
State                                                28          605
                                             ----------   ----------
  Total deferred tax expense                 $     (209)  $    2,363
                                             ==========   ==========


A summary of components of the net deferred tax asset (liability) included in the accompanying consolidated balance sheets resulting from differences in the book and tax bases of assets and liabilities are as follows (in thousands):

                                                   December 31,
                                              ---------------------
                                                1994         1993
                                              --------     --------
Current portion:
  Accrued expenses and reserves               $    470     $    457
  Inventory                                        (37)         (37)
                                              --------     --------
    Total current                             $    433     $    420
                                              ========     ========

Long-term portion:
  Depreciation, depletion and amortization    $(20,395)    $(16,379)
  Pensions                                       5,476        3,037
  Installment sales                             (1,404)      (3,986)
  Partnership investment                        (1,818)      (1,330)
  Deferred compensation                            814          602
  Other - Net                                     (569)         (36)
                                              --------     --------
                                              $(17,896)    $(18,092)
                                              ========     ========

The current portion of deferred income taxes shown above, a net deferred tax asset, is included in other current assets in the accompanying consolidated balance sheets.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1994 and 1993


NOTE L--DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure about the fair value of financial instruments. Carrying amounts for cash and cash equivalents and revolving credit approximate fair value. The fair value of notes receivable and payable is estimated based on the discounted value of the future cash flows using borrowing rates currently available to the Company for bank loans with similar terms and average maturities. The estimated fair value of the Company's notes receivable was approximately $5,322,000 and $6,112,000 in 1994 and 1993, respectively, while the estimated fair value of notes payable was approximately $62,468,000 and $68,866,000 in 1994 and 1993, respectively.


NOTE M--TRANSACTIONS WITH AFFILIATED COMPANIES

Costs and expenses include net receipts from the parent Company and other subsidiaries of the parent Company. These receipts approximated $1,384,000 in 1994 and $2,136,000 in 1993 for administrative and other services.

The note receivable from parent Company of $22,709,000 in 1994 and $36,459,000 in 1993 is a demand note, with interest of 5.87% at December 31, 1994 and 3.64% at December 31, 1993.


NOTE N--POSTEMPLOYMENT BENEFIT PLANS

In 1994 the Company adopted, Statement of Financial Accounting Standards No. 112 (SFAS 112) "Employers' Accounting for Postemployment Benefits". SFAS No. 112 requires, among other things, that the expected cost of benefits paid to former or inactive employees after employment but before retirement be recognized when they are earned or become payable when certain conditions are met. The adoption of this standard did not have a material effect on the Company's financial condition or its results of operations.